AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

082-34639

SEC#82-5258

07022212

21 March 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

SUPPL

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 15 March 2007.

We are providing a copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

AGENIX

AGENIX LIMITED

ABN 58 009 213 754

NOTICE OF GENERAL MEETING

AND

EXPLANATORY MEMORANDUM

DATE OF MEETING
17 APRIL 2007

TIME OF MEETING
10.00AM

PLACE OF MEETING
THE SURVEYORS ROOM
CONRAD TREASURY HOTEL
GEORGE STREET
BRISBANE

AGENIX LIMITED

ABN 58 009 213 754

CHAIRMAN'S LETTER

19 March 2007

Dear Shareholder

On behalf of the Directors, I am pleased to present you with details of the Company's proposed acquisition of two related private companies established in the People's Republic of China and which are engaged in developing a pipeline of bio-pharmaceutical products (**SHRG**).

The most developed product is an anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and is expected to be launched on the Chinese market later in 2007, subject to final approval being obtained from the State Food & Drug Administration of the People's Republic of China.

SHRG also has an existing product pipeline of other proprietary products in pre-clinical development, including another anti-hepatitis B virus drug as well as separate drugs showing efficacy against HIV, colon cancer and liver cancer.

The SHRG acquisition is not expected to be cash flow positive or contribute to profits in the current financial year. However, the Directors believe that the acquisition will become cash flow positive and profitable during the financial year ending 30 June 2008 and will generate increased revenue and profits during subsequent financial years.

Your Directors believe the acquisition is important strategically as it provides access to new products and markets which should give the Company an additional growth platform.

If the acquisition of SHRG proceeds, the current shareholders of SHRG will be issued with shares in the Company of between 8% and 20% (refer to page 11 for further explanation) of the Company's enlarged share capital, following the placements and rights issue described in the Explanatory Memorandum.

The acquisition of SHRG is subject to shareholder approval. This document contains a notice to convene a meeting of the Company to be held on 17 April 2007 to consider the acquisition and an Explanatory Memorandum, which describes the proposed acquisition and gives details of the effect it would have on the Company's capital structure and financial position as well as other business to be considered at the general meeting.

You should carefully consider the contents of the Explanatory Memorandum before deciding how to vote on the resolutions.

Your Directors recommend that you vote in favour of each of the resolutions required to approve the proposed acquisition.

Yours sincerely



Ravi Govindan
Chairman

AGENIX LIMITED

ABN 58 009 213 754

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a general meeting of Agenix Limited ("the Company") will be held at 10:00 am in the Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane on 17 April 2007.

AGENDA

Terms used in this Notice of Meeting have the meaning defined in the Explanatory Memorandum.

The primary purpose of the meeting is to consider related resolutions concerning the proposed acquisition by the Company of all the issued share capital in Shanghai Rui Guang Bio-Pharma Development Co., Ltd (**SHRG**) and Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (**YSY**), each a private company registered in the People's Republic of China (together the **SHRG Acquisition**).

Resolutions 1 to 3 inclusive in this Notice of Meeting are conditional on each other of those resolutions being passed. If any one of resolutions 1, 2 or 3 in this Notice of Meeting is not passed, none of those resolutions will be passed.

RESOLUTION 1
Approval of the SHRG Acquisition and change in scale

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 2 and 3 in this Notice of Meeting, for the purposes of Listing Rule 11.1.2, the change in scale of the Company's activities following the SHRG Acquisition on the terms and conditions described in the Explanatory Memorandum, be and is hereby approved."

[note: a voting exclusion applies to this resolution]

RESOLUTION 2
Approval for the issue of securities exceeding 15% of the Company's issued capital

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 1 and 3 in this Notice of Meeting, for the purposes of Listing Rule 7.1, the issue of the:

(a) Completion Securities and the Milestone Options to the SHRG Vendors and the issue of fully paid ordinary shares on the exercise of the Completion Options and the Milestone Options, in each case on the terms and conditions described in the Explanatory Memorandum; and
(b) shares under the Second Placement,

be and is hereby approved."

[note: a voting exclusion applies to this resolution]

AGENIX LIMITED

ABN 58 009 213 754

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a general meeting of Agenix Limited ("the Company") will be held at 10:00 am in the Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane on 17 April 2007.

AGENDA

Terms used in this Notice of Meeting have the meaning defined in the Explanatory Memorandum.

The primary purpose of the meeting is to consider related resolutions concerning the proposed acquisition by the Company of all the issued share capital in Shanghai Rui Guang Bio-Pharma Development Co., Ltd (**SHRG**) and Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (**YSY**), each a private company registered in the People's Republic of China (together the **SHRG Acquisition**).

Resolutions 1 to 3 inclusive in this Notice of Meeting are conditional on each other of those resolutions being passed. If any one of resolutions 1, 2 or 3 in this Notice of Meeting is not passed, none of those resolutions will be passed.

RESOLUTION 1
Approval of the SHRG Acquisition and change in scale

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 2 and 3 in this Notice of Meeting, for the purposes of Listing Rule 11.1.2, the change in scale of the Company's activities following the SHRG Acquisition on the terms and conditions described in the Explanatory Memorandum, be and is hereby approved."

[note: a voting exclusion applies to this resolution]

RESOLUTION 2
Approval for the issue of securities exceeding 15% of the Company's issued capital

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 1 and 3 in this Notice of Meeting, for the purposes of Listing Rule 7.1, the issue of the:

(a) Completion Securities and the Milestone Options to the SHRG Vendors and the issue of fully paid ordinary shares on the exercise of the Completion Options and the Milestone Options, in each case on the terms and conditions described in the Explanatory Memorandum; and

(b) shares under the Second Placement,

be and is hereby approved."

[note: a voting exclusion applies to this resolution]

RESOLUTION 3
Grant of options to the senior management team

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 1 and 2 in this Notice of Meeting, for the purposes of Listing Rule 10.11, the issue of 2,932,500 options to the Chief Executive Officer and Managing Director, Mr Neil Leggett be and is hereby approved as a long term incentive under the general conditions of the Employee Option Plan as follows:

(a) *at an exercise price the greater of $0.30 or 125% of the volume weighted average price of the Company's shares traded on ASX for the 10 trading days prior to 17 April 2007; and*
(b) *to vest on 17 April 2008 and expire at 5:00 pm on 17 April 2009."*

[note: a voting exclusion applies to this resolution]

RESOLUTION 4
Increase in non-executive Directors' fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 10.17, an increase in the maximum annual Directors' fees payable by the Company to its non-executive Directors from an aggregate of $350,000 to an aggregate of $500,000, to be apportioned amongst the non-executive Directors in the manner they may determine, and as otherwise described in the Explanatory Memorandum, be and is hereby approved."

[note: a voting exclusion applies to this resolution]

RESOLUTION 5
Repeal and adoption of a replacement constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company repeal its constitution and replace it with a constitution in the form tabled by the Chairman at the meeting and initialled by him for identification purposes, with immediate effect."

OTHER BUSINESS
To deal with any other business which may be brought forward in accordance with the Company's Constitution and the Corporations Act 2001 (Cth).

VOTING EXCLUSION STATEMENTS

Resolution 1: (Approval of the SHRG Acquisition and change in scale)
The Company will disregard any votes cast on resolution 1 by:

- Any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed; and
- Any associate of that person.

Resolution 2: (Approval for the issue of securities exceeding 15% of the Company's issued capital)
The Company will disregard any votes cast on resolution 2 by:

- Any person who may participate in the issue of securities being approved; and
- Any associate of those persons.

Resolution 3: (Grant of options to the senior management team)
The Company will disregard any votes cast on resolution 3 by:

- Mr Neil Leggett; and
- Any associate of Mr Neil Leggett.

Resolution 4: (Increase in non-executive Directors' fees)
The Company will disregard any votes cast on resolution 4 by:

- Directors; and
- Any associate of Directors.

Exception to Voting Exclusion Statements
However, the Company will not disregard a vote on any of the above resolutions if:

- it is cast by a person as a proxy, for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy, for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PERSONS ENTITLED TO VOTE

Under regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each member for the purposes of ascertaining their voting entitlements at the general meeting will be as it is recorded in the share register at 7.00pm Brisbane time on 15 April 2007.

Proxies

Votes at the general meeting may be given personally or by proxy, attorney or representative.

A member entitled to attend and vote at the general meeting has the right to appoint no more than two proxies. A proxy need not be a member of the Company.

A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If the member appoints two proxies and the appointment does not specify the proportion or the number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies, neither proxy may vote on a show of hands.

A proxy form must be signed by the member or his or her power of attorney who has not received any notice of revocation of the authority. Proxies given by corporations must be signed by a director, company secretary, sole director and sole company secretary or under the hand of a duly authorised officer or attorney.

The proxy form (and any power of attorney under which it is signed) must be received by the Company either by fax on +61 7 3370 6347 or by mail or delivery to the Company's registered office at 7 Durbell Street, Acacia Ridge, Queensland, 4110 no later than 48 hours before the commencement of the meeting, that is by no later than 10.00am Brisbane time on 15 April 2007. Any proxy form received after that time will not be valid for the scheduled meeting.

By order of the Board

Tony Finn
Joint Company Secretary
19 March 2007

AGENIX LIMITED

ABN 58 009 213 754

EXPLANATORY MEMORANDUM

INTRODUCTION

This Explanatory Memorandum is intended to provide shareholders with sufficient information to assess the merits of the resolutions contained in the accompanying Notice of General Meeting ("**Notice**") of the Company.

Purpose of meeting

The purpose of the meeting is to consider the proposed acquisition by the company of SHRG and YSY, private companies incorporated in the People's Republic of China, to further implement the Company's strategy of broadening its product development pipeline through the acquisition of new candidate programs.

Shareholders should read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

Terms used in this Explanatory Memorandum are defined in the Glossary at the end of this document.

OVERVIEW

Strategy

The Company has previously announced its strategy to rationalise and/or dispose of non core businesses and to invest the funds generated from those sales to broaden its product development pipeline, including through the acquisition of new programs.

During 2006 and 2007, in accordance with that strategy, the Company proceeded with the disposal of the distribution rights and intellectual property of its animal health business and of its human health diagnostics products and related intellectual property.

The SHRG Acquisition will provide the Company with an additional pipeline of bio-pharmaceutical products, including an anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and a development pipeline of other proprietary drugs in pre-clinical development, which include another anti-hepatitis B virus drug and other separate drugs, respectively showing efficacy against HIV, colon cancer and liver cancer.

It is not expected that the SHRG acquisition will be cash flow positive or contribute to profits in the current financial year. However, while the Directors are not able at this time to give any meaningful or reliable estimate of the revenue or profits the SHRG Acquisition may contribute, they believe that the acquisition is important strategically to the Company's future development and that it will become cash flow positive and profitable during the financial year ending 30 June 2008 and will generate increased revenue and profits during subsequent financial years.

Payments

Total consideration for the SHRG Acquisition is up to RMB 100 million ($16.5 million) and, if approved by shareholders, will be completed through a combination of cash payments (totalling $8.1 million) and options to acquire shares subject to the achievement of a number of performance milestones (totalling up to $8.4 million).

Depending on the issue price determined by the applicable formula and the extent to which performance milestones are achieved, the SHRG shareholders will be issued with shares totalling between 8% and 20% (refer to page 11 for further explanation) of the Company's

enlarged share capital, following the placements and rights issue described in this Explanatory Memorandum.

Funding

To fund the initial cash component of the SHRG Acquisition, the Company is conducting the First Placement through the issue of up to 15% of its current share capital.

In addition, the Directors intend to conduct the Rights Issue and the Second Placement to fund further cash amounts required for the SHRG Acquisition and to provide sufficient working capital to develop the opportunities presented by it.

Details of these capital raising activities and their combined effect together with the issue of the Completion Securities and the Milestone Options are set out in the table under the heading 'Capital Raising' on page 12 of this Explanatory Memorandum.

Proposed timetable

The current proposed timetable is set out below. Other than the date of the general meeting and of events which have already occurred, the dates are indicative only and may be varied due to changed circumstances. Accordingly, the Board reserves the right to vary the dates either by shortening or extending them, subject to the Corporations Act and the Listing Rules.

Event	Indicative date
SHRG acquisition announced to ASX	14 February 2007
First Placement - issue of up to 15% of current share capital	late March/early April 2007
Start of 10 trading day period to determine SHRG issue price of Completion Shares	30 March 2007
Lodge rights issue prospectus with ASIC/ASX	10 April 2007
Date for establishing voting entitlements for meeting	15 April 2007
Shareholders' meeting	17 April 2007
Rights issue record date	19 April 2007
Payment to SHRG and issue of shares to SHRG Vendors	20 April 2007
Rights issue opening date	26 April 2007
Rights issue closing date	8 May 2007
Second Placement	before mid July 2007

THE SHRG ACQUISITION

Proposed acquisition

On 14 February 2007, the Company announced to ASX that it had entered into a heads of agreement to acquire a private Chinese bio-pharmaceutical company. That company, SHRG, and its associate company, YSY, will be acquired by Agenix for a total of RMB 100 million ($16.5 million) comprising a combination of cash and the issue of equity in the Company. Milestone Options (described below), which are part of that consideration may be exercised up to five years after completion, subject to the achievement of a number of performance milestones. The Company paid a deposit of RMB 8 million ($1.3 million) on 14 February 2007 which, if the SHRG Acquisition does not proceed, will either be refunded or converted into shares in SHRG at the Company's discretion.

Corporate details

SHRG is a private company established in the People's Republic of China, which is engaged in the research and development of new biological and chemical medical drugs.

YSY is also a private company established in the People's Republic of China, which owns a GMP manufacturing facility for the manufacture of granular products (including tablets), oral solutions, tincture and films.

The shareholdings of both SHRG and YSY are currently being restructured. Following that restructure, there will be a total nine separate vendors in SHRG and YSY.

The Chief Executive Officer of SHRG (Jonathan Zhang Zheng) and Chief Operating Officer (Richard Wang Yuan Zhang) are facilitating that restructure and are authorised by the remaining shareholders in SHRG and YSY respectively to enter into and complete the SHRG Acquisition in accordance with the Principles of Cooperation.

Management

The current SHRG management team has more than 50 years' accumulated biopharma drug development and marketing expertise gained in global pharmaceutical companies.

The Company intends to retain all key SHRG management and in accordance with the terms of the Principles of Cooperation, the Chief Executive Officer (Jonathan Zhang Zheng) and the Chief Operating Officer (Richard Wang Yuan Zhang) will assist the Company to employ these key personnel and to negotiate employment contracts and salary packages comprising base salary, operational and profit based bonuses and options under the Company's current employee share option plan.

In addition, SHRG has an existing scientific advisory board with enormous expertise in infectious and gastrointestinal conditions.

Product pipeline

The most developed of SHRG's product pipeline is its anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and is expected to be market launched in the People's Republic of China later this calendar year, subject to final approval being received from the State Food and Drug Administration of the People's Republic of China.

The Company will also acquire an existing product pipeline of other proprietary products in pre-clinical development, including:

- an additional hepatitis B virus drug
- a drug showing efficacy against HIV
- a drug showing efficacy against colon cancer
- a drug showing efficacy against liver cancer.

Consideration
To acquire all the equity in SHRG and YSY, the Company will pay the SHRG Vendors a total of RMB 100 million ($16.5 million) in cash and shares, comprising:

- RMB 49 million ($8.1 million) in cash; and
- options to acquire Agenix shares valued up to RMB 51 million ($8.4 million) through the issue of options over unissued shares in the Company, which may be exercised up to five years after completion, subject to the achievement of a number of performance milestones (**Milestone Options**). Each Milestone Option expires five years after completion of the SHRG Acquisition if the applicable milestone is not achieved by that time.

The Milestone Options entitle the SHRG Vendors to be issued Agenix shares up to a total value of RMB 51 million, on achieving each applicable milestone below:

Share value	Milestone
RMB 20 million ($3.3 million)	Receipt by SHRG of a grant to the value of RMB 20 million from the government of the PRC, expected in August 2007 (**Government Grant**).
RMB 6 million ($1 million)	Achievement of SHRG's budgeted profit and cash flow during the first 12 months after completion.
RMB 5 million ($826,000)	Achievement of sales of RMB 60 million ($9.9 million) over a period of 12 continuous months.
RMB 5 million (826,000)	Achievement of sales of RMB 100 million ($16.5 million) over a period of 12 continuous months.
RMB 5 million ($826,000)	Achievement of a net profit of RMB 25 million ($4.1 million) over a period of 12 continuous months.
RMB 5 million ($826,000)	Commencement of Phase I trials in PRC for a new anti-infective drug.
RMB 5 million ($826,000)	Commencement of Phase I trials in PRC for a new anti-cancer drug.

Share issue price
On payment of a total exercise price of $1.00 on achievement of each milestone above, the Company must issue Agenix shares to the SHRG Vendors to the applicable value above at a deemed issue price of either the Company's average daily volume weighted share price on ASX for the 10 trading days prior to completion of the milestone (**10 day VWAP**) or $0.16, whichever is the greater. In the case of the first milestone (Government Grant) the deemed issue price must not be greater than $0.30. Other general terms of the Milestone Options are set out in Annexure 1.

The Company and the SHRG Vendors believe that the respective milestones are achievable and that shares to the aggregate value above will be issued. It is in the parties' mutual interest to achieve those milestones, as the value of those shares represents approximately half the total consideration to be paid for the SHRG Acquisition and will generate significant returns for the Company.

A further RMB 35 million ($5.8 million) in shares will be issued to the SHRG Vendors on completion of the SHRG Acquisition (**Completion Shares**) comprising:

- RMB 20 million ($3.3 million) in Agenix shares at $0.16 each; and
- RMB 15 million ($2.5 million) in Agenix shares based on the 10 day VWAP preceding completion of the SHRG Acquisition provided that price is no less than $0.16 and no greater than $0.30, in which case the shares will be issued at $0.16 or $0.30 respectively.

The Company will fund the value of the Completion Shares by a non-cash loan at an annual interest rate of 8% secured over the shares, which the SHRG Vendors must repay on any sale of those shares. The Directors have resolved that the non-cash financial assistance constituted by providing the loan to the SHRG Vendors does not materially prejudice either the interests of the Company or its shareholders or the Company's ability to pay its creditors. Accordingly, shareholder approval for that financial assistance is not being sought.

Completion Options
On completion of the SHRG Acquisition, the Company will grant the SHRG Vendors 15 million options over fully paid unissued shares in the Company as set out below. The options may be exercised at any time during the three year period after vesting (18 April 2010) and will expire automatically if not exercised during that period.

Number	Exercise Price	Exercise Period
3 million	$0.30	18 April 2010 - 17 April 2013
3 million	$0.40	18 April 2010 - 17 April 2013
3 million	$0.50	18 April 2010 - 17 April 2013
3 million	$0.60	18 April 2010 - 17 April 2013
3 million	$0.70	18 April 2010 - 17 April 2013

The options will not vest:

- unless all shareholder warranties have been satisfied, including warranties concerning accuracy of information provided and title to assets; and
- if the condition above is satisfied, until three years from the date shareholder approval is obtained.

Other general terms of the Completion Options are set out in Annexure 1.

Escrow of Completion Shares and shares issued on exercise of Milestone Options
ASX has informed the Company that it requires the Completion Shares to be escrowed for 12 months.

The Completion Shares will not be released from escrow unless the shareholders' warranties (including warranties of accuracy of information provided and title to assets) in the agreement for the SHRG Acquisition are satisfied and after the 12 month period required by ASX 50 % will continue to be escrowed as follows:

- 30% for a period of two years; and
- the remaining 20% for a period of three years.

Shares issued on exercise of the Milestone Options will be escrowed for a period of six months from issue.

Selling controls and repayment of loan
The SHRG Vendors must give the Company 30 days' notice of their intention to sell any shares issued as set out above and also give the Company an opportunity to find a buyer for those shares. All proceeds from any sale will be first applied towards repayment of the outstanding loan before surplus proceeds (if any) are distributed to the SHRG Vendors.

SHRG Vendors' voting power
If all shareholder warranties are satisfied and all milestones achieved so that the Milestone Options are able to be and are exercised, based on the minimum issue price of $0.16 and the Completion Options are exercised at their respective exercise prices, a maximum of 104,583,333 shares in the Company may be issued to the SHRG Vendors at an aggregate exercise price of $7.5 million (refer to columns 4 and 5 in the capital structure table below on page 12).

A maximum of 510,189,358 shares would be on issue by the Company, after the issue of those 104,583,333 shares to the SHRG Vendors combined with the maximum number of shares that may be issued under the First Placement, the Rights Issue and the Second Placement, assuming that no options are exercised other than by the SHRG Vendors as described above. Completion Shares will be issued to the SHRG Vendors after the Rights Issue record date and will not participate in the Rights Issue.

On that basis, the SHRG Vendors' maximum voting power in the Company would be 20.50%. If the Company issues less than the maximum number of shares under the Rights Issue and the Second Placement or the Second Placement is comprised wholly or partly by non voting equity securities, the SHRG Vendors' voting power may exceed 20.50%, if all 104,583,333 shares were issued to the SHRG Vendors. However, the Directors expect that Agenix share price movements may result in fewer shares being issued to the SHRG Vendors which would counterbalance the effect of any shortfall in those other issues such that the SHRG Vendors' voting power is likely to remain below 20%.

The calculations of voting power above assumes that the SHRG Vendors are 'associates' for the purposes of the takeover provisions in the Corporations Act. Accordingly, voting power is aggregated as though controlled by a single shareholder. However, there are nine separate vendors and, as the Company understands that they are unlikely to be associates, that each individual SHRG Vendor will have less voting power in the Company than set out above.

Accordingly, shareholder approval for the SHRG Vendors to hold voting power of more than 20% in the Company in accordance with section 611 item 7 of the Corporations Act is not being sought at this meeting. If the SHRG Vendors' voting power would exceed 20% by the issue of any shares, the Company will not issue those shares until it has first obtained shareholder approval for that issue.

If, as a result of the exercise of any Milestone Option, the SHRG Vendors would have voting power in the Company exceeding 20%, Agenix will not issue those shares without first receiving shareholder approval for such issue at a general meeting in accordance with the Corporations Act and Listing Rules.

FINANCIAL EFFECT OF THE SHRG ACQUISITION

Financial performance

SHRG's most developed anti-hepatitis B virus drug is not expected to be launched on the Chinese market until the second half of the 2007 calendar year. As a result the SHRG acquisition is not expected to be cash flow positive or contribute to profits in the financial year ending 30 June 2007.

Along with increased development expenditure on the other potential products in the SHRG pipe-line, including the separate drugs respectively showing efficacy against HIV, colon cancer and liver cancer, it is not expected that the SHRG Acquisition will become cash flow positive or profitable until the financial year ending 30 June 2008.

While the Directors are not able at this time to give any meaningful or reliable estimate of the revenue or profits the SHRG Acquisition may contribute to the Company, they believe that the acquisition is important strategically to the Company's future development.

Financial position

The effect of the SHRG Acquisition on the Company's financial position is set out in the Proforma Balance Sheet in Annexure 2 to this Explanatory Memorandum, based on the Company's financial statements as at 31 December 2006 published in its Appendix 4D (announced to ASX on 27 February 2007).

CAPITAL RAISING

The Company is conducting the First Placement by issuing up to 15% of its current issued capital to fund the initial cash component of the SHRG Acquisition.

The Directors have also resolved to fund the SHRG Acquisition through the issue of the Completion Securities, the Milestone Options, the Rights Issue and the Second Placement.

The effect of those issues on the Company's capital structure is shown in the table below.

Issued shares and options

	Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8	Column 9
	Currently on Issue	To Be Issued (As Previously Approved By Shareholders)	First Placement	Completion Securities	Milestone Options	Rights Issue	Second Placement	Grant of Options to The Senior Management Team	Total
Shares	212,595,820	-	31,889,000	36,458,333	-	61,121,205	100,000,000	-	442,064,358
Options	12,524,450	1,000,000	-	15,000,000	53,125,000	20,373,735	-	8,000,000	110,023,185

Notes:
1) Assumes that no options are exercised after the date of this Notice
2) Assumes that the First Placement comprises the full 15% of shares permitted to be issued
3) Assumes that all Completion Shares are issued at the minimum price of $0.16
4) Refer to table below for more specific details of the options in the table above

Historical share price

The Company's share price performance on ASX over the previous three months, based on the closing price, is as follows:

	High	Low	Last
Price	$0.165	$0.110	$0.115
Date	10 January 2007	8 March 2007	13 March 2007

Option issue	Option category	Number of options	Grant date	Vesting date	Expiry date	Exercise price $
Options on issue						
OP7	Employee options	1,029,200	20 July 2001	19 July 2003	20 July 2007	0.3228
OP8	Employee options	472,500	14 March 2003	25 July 2004	25 July 2008	0.3328
O10	Employee options	857,500	6 October 2003	21 July 2005	21 July 2009	0.4128
O13	Employee options	30,000	1 February 2004	31 January 2006	31 January 2010	0.7028
O15	Options	250,000	27 December 2002	22 September 2004	22 September 2009	0.3928
O16	Employee options	990,750	21 September 2004	21 July 2006	21 July 2010	0.6728
O17	Employee options	1,250,000	18 November 2004	18 November 2006	18 November 2010	0.5428
O18	Employee options	1,395,750	31 August 2005	21 July 2007	21 July 2011	0.2928
O19	Options	200,000	1 January 2006	1 January 2006	1 January 2012	0.4000
O20	Employee options	1,548,750	31 August 2006	21 July 2008	21 July 2012	0.2200
O21A	Employee options	3,000,000	20 November 2006	15 December 2008	15 December 2011	0.5300
O21B [a]	Employee options	1,000,000	20 November 2006	15 December 2008	15 December 2011	0.5300
O22	Employee options	500,000	20 November 2006	21 July 2008	21 July 2012	0.2500
		12,524,450				
Options approved by shareholders, but are yet to be issued						
NL1 [b]	Employee options	500,000	20 November 2006	21 July 2009	21 July 2013	tba
NL2 [b]	Employee options	500,000	20 November 2006	21 July 2010	21 July 2014	tba
		1,000,000				
Options to be issued to SHRG Vendor's as part of the SHRG acquistion						
SH1	Milestone options	53,125,000	Milestone achievement	Milestone achievement	20 April 2012	0.0000
SH2	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.3000
SH3	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.4000
SH4	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.5000
SH5	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.6000
SH6	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.7000
		68,125,000				
Options to be issued to shareholders participating in 1:4 rights issue						
RI1	Rights issue options	20,373,735	8 May 2007	8 May 2007	30 June 2011	tba
		20,373,735				
Options for approval of shareholders within Resolution 3 of this Notice of Meeting						
NL3 [c]	Employee options	2,935,500	17 April 2007	17 April 2008	17 April 2009	tba
		2,935,500				
Options to be issued to the senior management team						
GI1 [d]	Employee options	5,064,500	17 April 2007	17 April 2008	17 April 2009	tba
		5,064,500				
		110,023,185				

Notes:

a) Options approved and issued to Mr Neil Leggett on 20 November 2006. These options only vest if the Company's average closing share price is greater than $1.26 for a continuous 3 month period prior to the end of the term of Mr Leggett's employment contract on 15 December 2008.

b) Options approved by shareholders for issue to Mr Neil Leggett on 21 July 2007 and 21 July 2008 in conjunction with the annual Employee Option Plan. The exercise price under the plan rules is the average closing price of Agenix fully paid ordinary shares for the 20 trading days prior to 21 July each year.

c) Options to be issued to Mr Neil Leggett, subject to shareholder approval in accordance with resolution 3 of this Notice.

d) Options to be issued to Agenix senior management under the Employee Option Plan as outlined for resolution 3 in this Explanatory Memorandum.

RESOLUTION 1
Approval of the SHRG Acquisition and change in scale

The Company's continuing principal focus is to build and develop a pipeline of therapeutic protein/monoclonal antibody-based products, including its lead candidate ThromboView®, or products developed from other therapeutic agents.

During the previous 15 months the Company has been implementing its announced strategy to dispose of non core activities and invest the proceeds to broaden its product development pipeline, including through the acquisition of new programmes.

During 2006 and 2007, the company disposed of the distribution rights and intellectual property of its animal health business for approximately $10 million in total (announced to ASX on 7 April 2006), its laboratory based human health diagnostic products for $3.5 million (announced to ASX on 16 November 2006) and its point of care human health diagnostic products for $3.9 million (announced to ASX on 5 March 2007).

If the SHRG Acquisition proceeds, the scale of the Company's activities will be expanded from a company with an operational base in Australia, to a company with significant activities in the People's Republic of China and a platform for growth there and in neighbouring countries.

For the half-year ended 31 December 2006, the Company's revenues and net loss after tax were approximately $4.6 million and $4.7 million respectively and its net assets were approximately $9.7 million.

To fund the SHRG Acquisition, the Company intends to issue shares to the SHRG Vendors and raise capital through the issue of equity.

Refer to the overview above for details of the Company's capital structure and balance sheet before and after the SHRG Acquisition.

The SHRG Acquisition is therefore significant, both in terms of its relative size and impact on the Company's future direction and development. Because the SHRG Acquisition will result in a significant change to the scale of the Company's activities, shareholder approval is being sought as required under Listing Rule 11.1.2.

RESOLUTION 2
Approval for the issue of securities exceeding 15% of the Company's issued capital

Subject to certain exceptions, Listing Rule 7.1 requires the Company to obtain shareholder approval to issue any equity securities if that issue exceeds the number determined by the formula in the rule, which is approximately 15% of the number of fully paid ordinary securities on issue at the commencement of each rolling 12 month period.

The Rights Issue is permitted as an exception to that rule (refer to exception 1 Listing Rule 7.2). Accordingly, shareholder approval for the issue of shares under the Rights Issue is not required and is not being sought.

Details of the Completion Securities and the Milestone Options are set out in the overview above describing the SHRG Acquisition. The effect of those issues and of the First Placement, the Rights Issue and the Second Placement are contained in the capital structure table in the overview above.

The following information is provided in accordance with the requirements of Listing Rule 7.3, in relation to the proposed issue of Completion Securities and Milestone Options and shares under the Second Placement:

Allottee and number of shares to be issued: • **SHRG Vendors** (nine separate vendors) • **Institutional and sophisticated investors**	Completion Shares, Completion Options and Milestone Options (maximum of 104,583,333 shares). Second Placement (up to 100,000,000 shares).
Date of issue:	The securities will be allotted and issued no later than three months after the date of the general meeting.
Issue price: • **SHRG Vendors** • **Institutional and sophisticated investors**	**Completion Shares**: the greater of $0.16 or the *average daily* volume weighted share price on ASX for the 10 trading days (**10 day VWAP**) prior to *the* general meeting. **Milestone Options**: Exercise price of each Milestone Option is $1.00 in total for the issue of that number of shares determined by dividing the relevant milestone value by the greater of $0.16 or the 10 day VWAP prior to completion of the milestone, other than the receipt of the Government Grant where the maximum deemed issue price is $0.30. **Completion Options**: shares will be issued on exercise of Completion Options at between $0.30 and $0.70 as set out in the overview in this Explanatory Memorandum. **Second Placement**: The issue price will be determined in accordance with the Listing Rules which require that the issue price to be based on the Company's share price at the time of the placement, with a discount less than 20% of the 5 day VWAP prior to the issue.
Terms of the securities:	Fully paid ordinary shares in the Company that rank *pari passu* and form one class with all other ordinary shares of the Company.
Intended use of the funds raised:	Fund the SHRG Acquisition and for working capital.
Allotment date	Allotment will occur progressively from the date of the general meeting for up to three months after that date. Completion Shares, Completion Options and Milestone Options will be issued to complete the SHRG Acquisition as soon as practicable after the date of the general meeting. Shares will be issued on exercise of the Completion Options as up to 2013 and on exercise of Milestone Options over two years or a longer period, in accordance with their terms. Shares will be issued under the Second Placement no later than three months after the date of the general meeting.

RESOLUTION 3
Grant of options to the senior management team

Shareholders last approved the Company's Employee Option Plan on 8 June 2001 and there are now approximately 12.5 million unexercised options outstanding under that plan. Currently, the exercise price of these options range from $0.2200 to $0.7028, with the weighted average exercise price being $0.4297 (refer to the table in the overview above describing the SHRG Acquisition for details of the Company's capital structure and outstanding options). The Directors have reviewed the options previously issued in accordance with the plan's rules and have concluded that the historical pricing for these options held by the Company's employees does not now provide an adequate long term incentive, given the Company's share price performance over the last 12 – 24 months.

The Directors have approved a once-off issue of options to senior management under the existing provisions in the Employee Option Plan. This once-off issue is intended to realign the long term interests of shareholders with that of the senior management team. Under this grant, up to six million options will be granted to senior management with an exercise price based on the higher of $0.30 or 125% of the weighted average Agenix share price, as traded on ASX, for the 10 trading days prior to 17 April 2007. The options will vest on 17 April 2008 and expire on 17 April 2009, if not exercised in that period.

The Board has recommended that the Chief Executive Officer and Managing Director, Mr Neil Leggett participate in the option issue. Accordingly, the Company is seeking shareholder approval for the issue of 2,932,500 options to Mr Leggett under the same terms as mentioned above as required by Listing Rule 10.11 to be issued as soon as practicable after completion of the SHRG Acquisition and no later than one month after the date of the general meeting.

Funds received on exercise of these options will be used for working capital purposes.

RESOLUTION 4
Increase in non-executive Directors' fees

The current $350,000 aggregate limit for Directors' fees was approved by shareholders at the Annual General Meeting held on 28 November 2003. At that time, Agenix had three Directors being compensated by way of Directors' fees. The Board was expanded with the appointment of Dr Andre Lamotte on 28 September 2005, so that four Directors' are now compensated by way of Directors' fees. The SHRG Acquisition may also result in the number of Directors being increased through the appointment of one of the SHRG directors to the Board.

In view of the larger Board, the Directors propose to increase the current aggregate annual limit for Directors' fees to $500,000.

Listing Rule 10.17 requires the approval of ordinary shareholders of an entity for any increase in the aggregate amount of Directors' fees payable by it. It is proposed to increase the maximum annual fees that may be paid from $350,000 in aggregate to $500,000 in aggregate to give the Company flexibility to attract and retain appropriate Directors as required from time to time.

RESOLUTION 5
Repeal and adoption of a replacement constitution

Since the Company adopted its current constitution there have been a number of changes to company law, particularly from 1998 and later. So that the Company's constitution is consistent with the Corporations Act 2001, the directors have determined to recommend that shareholders repeal the current constitution and adopt a replacement constitution.

A special resolution (a majority of 75% or more) is required to amend the Company's constitution, including this proposed repeal and replacement.

The following is a summary of the material provisions of the replacement constitution. The summary is not exhaustive and is not a definitive statement of the rights and liabilities of shareholders of the Company. A full copy of the current and proposed replacement constitution is available for no charge on request from the Company.

General

The rights and liabilities attaching to fully paid ordinary shares in the Company are set out in the replacement constitution and are regulated by the Corporations Act, general law and the Listing Rules and the ASX Settlement and Transfer Corporation (**ASTC**) Settlement Rules. Set out below is a summary of the principal rights and liabilities attaching to shares.

Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at a general meeting, every shareholder present in person or by proxy, representative or attorney has one vote on a show of hands and on a poll, one vote for each fully paid share. Where a share is jointly held, only one of the joint holders may vote.
The holder of partly paid shares (if the Company issues such shares) has a vote in respect of the share on a poll in the same proportion that the amount paid (excluding any amount paid or credited as paid in advance of a call) on the share bears to the total issue price of the share. A shareholder is not entitled to vote at a general meeting unless all calls and other sums presently payable by the shareholder in respect of a share have been paid.

Forfeiture after failure to pay calls on partly paid shares

If a shareholder fails to pay a call or another amount that is payable on partly paid shares on the due date, then after notification, and before payment, the directors may resolve that the shareholder has forfeited those shares. A forfeited share shall be deemed to be the property of the Company, and subject to the Listing Rules and the ASTC Settlement Rules (if applicable), may be sold or otherwise disposed of on such terms and in such manner as the directors think fit.

General meeting and notices

Each shareholder will be entitled to receive notice of and attend and vote at the Company's general meetings and to receive all notices, accounts and other documents required to be sent to shareholders under the constitution, the Corporations Act or (if applicable) the Listing Rules.

Dividends

Subject to the Corporations Act and the rights of persons (if any) entitled to shares with special rights to dividends, the Company's profits which the directors determine to distribute by way of dividends are divisible amongst the holders of shares in proportion to the amounts paid (excluding any amount paid or credited as paid in advance of a call) on the shares.

Variation of class rights

At present, the Company only has ordinary shares on issue and has no current plans to create further classes of shares. The rights and restrictions attaching to a class of the Company's shares can only be altered with the consent of a special resolution passed at a separate meeting of the holders of that class of shares by 75% of those holders, who being entitled to do so, vote at that meeting or with the written consent of members with at least 75% of votes in the class.

Further issues of shares and options

The directors may, subject to the Corporations Act, the Listing Rules (if applicable) or any special rights conferred on the holders of any share or class of shares, issue or dispose of shares or grant options over shares to any person at any time and on any terms and conditions as they think fit.

Pre-emptive rights

Holders of shares do not have any pre-emptive rights under the constitution. Under the Listing Rules, certain restrictions apply to a listed company offering its shares otherwise than pro rata among shareholders.

Winding up

Subject to the rights of holders of shares issued on special terms and conditions, on a winding up of the Company, the liquidator may, with the sanction of a special resolution of the Company, divide among the shareholders in kind the whole or any part of the Company's property.
The liquidator may set such value as it deems fair on any property to be so divided and may determine how the division is to be carried out as between shareholders or different classes of shareholders.

Small holdings

Subject to the Listing Rules and ASTC Settlement Rules (if applicable), the Company may sell shares of a shareholder who holds less than a marketable parcel of shares.

Buy backs

Subject to applicable laws, in particular the Corporations Act and the Listing Rules (if applicable), the Company may buy back shares on such terms and conditions as the Board may determine from time to time.

Transfer of shares

Subject to the Listing Rules (if applicable) and the constitution, shares are transferable in accordance with CHESS (for CHESS approved securities), by instrument in writing in any usual or common form or in any other form that the directors approve. The directors may, subject to the requirements of the Listing Rules, request ASTC to apply a holding lock to prevent a transfer of shares in the Company.

Directors

The minimum number of directors is three and the maximum seven. The Board may appoint additional directors subject to the number of directors not being more than the permitted maximum of seven. The directors may not reduce the number below the number of directors in office at the time of the reduction. At each annual general meeting of the Company, one-third of the directors (or if the number of directors is not a multiple of three, then the number

nearest one-third) and any other director who has held office for three years or more must retire from office. The managing director is exempted from retirement by rotation. A director retiring by rotation is eligible for re-election.

Indemnities and insurance

The Company must, to the extent permitted by law and subject to the Corporations Act, indemnify current and past directors, secretaries and executive officers of the Company and of any subsidiary of the Company against any liability incurred by the person acting in that capacity and against all legal costs incurred in connection with proceedings in which the person becomes involved because of that capacity. The Company may pay the premium on a policy of insurance in respect of a person who is or has been an officer of the Company to the full extent permitted by the Corporations Act.

Amendment of the constitution

The Corporations Act provides that the constitution of a company may be modified or repealed by a special resolution passed by the members of the Company.
The replacement constitution does not impose any further requirements to be complied with to effect a modification of the constitution, or to repeal it.

Proportional takeover provisions

The Company is prohibited from registering a transfer giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid (being an off-market bid for a specific proportion of a class of shares) unless and until an ordinary resolution approving the proportional takeover bid is passed by the holders of the bid class shares. In accordance with the Corporations Act, the proportional takeover provisions will automatically cease to have effect on the third anniversary of the date of the adoption of the replacement constitution or as of the most recent renewal term, but can be renewed by the Company in general meeting.

Reasons for proportional takeover provisions

A proportional takeover is a bid to buy a specified portion of each shareholder's shares. Without the proposed provision, a proportional takeover bid for the Company might enable a bidder to obtain control of the Company without shareholders having an opportunity to sell all their shares.

The provision gives shareholders the opportunity to decide whether a proportional takeover bid should proceed. If a meeting of shareholders approves such a bid, individual shareholders can make separate decisions as to whether or not they wish to accept that bid for the specified proportion of their shares.

Potential advantages and disadvantages

The proposed provision is advantageous as it gives shareholders a mechanism to decide whether any proportional takeover bid should proceed or not.
The provisions will ensure that all shareholders have the opportunity to consider a proportional takeover bid and vote on whether it should be permitted to proceed. This should ensure that any future proportional takeover bid is structured to be attractive to a majority of independent shareholders.

However, it may be argued the takeover approval provisions make a proportional takeover more difficult to achieve and therefore proportional bids will be discouraged. This in turn, may reduce opportunities that shareholders may have to sell shares in the Company at an attractive price to persons seeking control of the Company and may therefore eliminate any element of takeover speculation from the Company's share price.

It may also be argued that the provisions constitute an additional restriction on the ability of shareholders to deal freely with their shares.

There is no specific advantage or disadvantage for directors (in their capacity as directors of the Company) of the proportional takeover provision.

Directors recommendations

Resolutions 1 to 3
Each Director is of the opinion that the SHRG Acquisition is in the best interests of the Company and its shareholders and accordingly recommends that shareholders vote in favour of resolutions 1 and 2.

Each Director (other than Mr Neil Leggett) recommends that shareholders vote in favour of resolution 3. Due to his personal interest in resolution 3, Mr Leggett makes no recommendation in relation to that resolution.

Resolution 4
However, due to their personal interest in resolution 4, the Directors make no recommendation in relation to that resolution.

Resolution 5
Each Director recommends that shareholders vote in favour of resolution 5.

GLOSSARY

ASX means ASX Limited or the licensed marked operated by it, as the context requires.

Completion Options means the five separate tranches of three million options each (15 million in aggregate) over unissued shares in the Company and which vest in three years from completion of the SHRG Acquisition and may be exercised at any time during the three years following vesting. Further details of the Completion Options are set out in the Explanatory Memorandum.

Completion Securities means the Completion Shares and the Completion Options.

Completion Shares means fully paid ordinary shares in the Company to an aggregate value of RMB 35 million ($5.8 million) comprising shares to the value of:

(a) $3.3 million at $0.16 each; and

(b) $2.5 million at the volume weighted average price of the Company shares over the 10 trading days prior to the date of obtaining shareholder approval, provided that price is not less than $0.16 nor greater than $0.30.

First Placement means the issue of up to 15% of the Company's current share capital.

Milestone Options means those options to be granted to the SHRG Vendors:

(a) at a total exercise price of $1.00 each option issue;

(b) exercisable on achievement of the applicable milestone; and

(c) on exercise the Company must issue the SHRG Vendors with fully paid ordinary shares to the value as determined by the price calculated as set out in the table contained in the overview to the SHRG Acquisition in this Explanatory Memorandum.

Principles of Cooperation means the agreement dated 13 February 2007 for the acquisition by the Company of all the equity in SHRG and YSY, between the Company and the SHRG Vendors.

PRC means the People's Republic of China.

Qualifying Shareholder means a shareholder recorded on the Company's register of members on the Rights Issue record date.

Rights Issue means the 1:4 pro rata offer to Qualifying Shareholders and a 'top up' facility under which Qualifying Shareholders may apply for any number of shares in addition to their entitlement, subject to scale back in the Company's discretion if the aggregate number of applications under the 'top up' facility exceeds the shortfall of acceptances from Qualifying Shareholders. The pro rata offer will include 1 attaching option for every 3 new shares applied for, with an exercise price of $0.30 and an expiry date of 30 June 2011.

Second Placement means the issue of up to 100 million fully paid ordinary shares or combination of equity securities which on conversion or exercise equal to 100 million fully paid ordinary shares, within 90 days from the date of the general meeting at an issue price determined in accordance with the ASX Listing Rules which require that price to be based on the Company's share price at the time of the issue, with a discount less than 20% to the 5 day average share price prior to the issue.

SHRG Acquisition means the acquisition by the Company of SHRG and YSY in accordance with the terms of the Principles of Cooperation.

SHRG means Shanghai Rui Guang Bio-Pharma Development Co., Ltd (registration number 3101152026502), a private company registered in the People's Republic of China.

SHRG Vendors means the shareholders of SHRG and YSY respectively who are selling their equity in those companies and transferring the full legal and beneficial ownership of all equity in each entity to the Company.

YSY means Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (registration number 3102251014127), a private company registered in the People's Republic of China.

Annexure 1

Terms and conditions of Completion Options and Milestone Options

In addition to the particular terms set out in the Explanatory Memorandum, in relation to the Completion Options on page 10 and the Milestone Options on page 9, the following general terms apply:

Entitlement

1 Subject to adjustment in accordance with these terms and conditions, the holder is entitled to subscribe for the allotment and issue of the number of fully paid ordinary shares in the Company upon payment of the Exercise Price:

Completion Option	One.
Milestone Option	That number calculated by dividing the applicable share value by the deemed issue price determined in accordance with the 10 day VWAP, in each case as set out in the table on page 9 of the Explanatory Memorandum.

Exercise Price

2 The Exercise Price of each Completion Option is as set out in the table on page 10 of the Explanatory Memorandum.

3 The Exercise Price of each Milestone Option is $1.00 in total.

Exercise Period

4 Each Completion Option is exercisable at any time after the date of grant and on or before 5pm on the applicable date set out in the table on page 10 of the Explanatory Memorandum. **(Expiry Date)**

5 Each Milestone Option is exercisable at any time after the date the applicable milestone is achieved and will expire if the relevant milestone is not achieved within five years after completion of the SHRG Acquisition. (**Expiry Date**)

6 The Company will at least 10 Business Days before the Expiry Date send a notice to the holder stating the name of the holder, the number of options held and the number of securities to be issued on exercise of the option, the exercise price, the due date for payment and the consequences of non-payment. Options not exercised by the Expiry Date lapse.

Option certificate

7 A certificate will be issued for each Completion Option. If there is more than one Completion Option on a certificate and prior to the Expiry Date those options are exercised in part, the Company will issue another certificate for the balance of the options held and not yet exercised.

8 No certificate will be issued for the Milestone Options.

Manner of exercise of options

9 Each option may be exercised by giving written notice to the Company at its registered office accompanied by the option certificate and payment of the required Exercise Price. All cheques must be payable to the Company and be crossed not negotiable.

10 The holder may not exercise less than 100,000 Completion Options at any one time, unless the Option holder has less than 100,000 Completion Options, in which case the holder must exercise all those options together.

Timing of issue of shares

11 After a option is validly exercised, the Company must:

11.1 issue and allot the shares within 10 Business Days of the exercise of the option; and

11.2 subject to the securities of the Company being listed on ASX and to any restrictions imposed on the options or shares issued upon exercise of the options either as set out in the Explanatory Memorandum or under the ASX Listing Rules, do all such acts matters and things to obtain the grant of quotation for the shares on ASX no later than 3 business days after the date of issue and allotment of the shares.

Ranking of shares

12 Shares issued on the exercise of options will rank equally with all existing shares on and from the date of issue in all respects.

Options transferable

13 Completion Options may be transferred in the same manner as shares in the Company unless either classified as restricted securities under the ASX Listing Rules or escrowed as set out on page 10 of the Explanatory Memorandum and may be exercised by any other person or body corporate.

14 Milestone Options cannot be transferred.

Participation in new issues

15 An option holder cannot participate in new issues of securities to holders of shares unless:

15.1 the option has been exercised; and

15.2 a share has been issued in respect of the exercise before the record date for determining entitlements to the new issue.

16 The Company must give notice to the holder of any new issue not less than 10 Business Days before the record date for determining entitlements to the issue.

Adjustment for bonus issues of shares

17 If the Company makes a bonus issue of shares or other securities to existing shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

17.1 the number of shares which must be issued on the exercise of a Milestone Option will not change;

17.2 the number of shares which must be issued on the exercise of a Completion Option will be increased by the number of shares which the holder would have received if the holder had exercised the Completion Option before the record date for the bonus issue; and

17.3 no change will be made to the Exercise Price.

Adjustment for rights issue

18 If the Company makes an issue of shares pro rata to existing shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the exercise price of a Completion Option will be reduced according to the following formula:

$$\text{New exercise price} = O - \frac{E[P-(S+D)]}{N+1}$$

where

O	=	the old exercise price of the Completion Option.
E	=	the number of underlying shares into which one Completion Option is exercisable.
P	=	the average market price per share (weighted by reference to volume) of the underlying shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
S	=	the subscription price of a share under the pro rata issue.
D	=	the dividend due but not yet paid on the existing underlying shares (except those to be issued under the pro rata issue).
N	=	the number of shares with rights or entitlements that must be held to receive a right to one new share.

Reconstructions

19 If there is any reconstruction of the issued share capital of the Company, the number of shares to which the holder is entitled, and/or the exercise price, must be reconstructed in a manner which will not result in any benefits being conferred on the holder which are not conferred on shareholders (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital), but in all other respects, the terms for the exercise of an option will remain unchanged.

Annexure 2

AGENIX LIMITED
PROFORMA BALANCE SHEET AS AT 31 DECEMBER 2006

Chinese acquisition numbers shown as at acquisition date

		Medical Diagnostic Disposal		SHRG Acquisition		
	Per Appendix 4D	Effect of the Medical Diagnostic Disposal	After Medical Diagnostic Disposal	Acquisition of SHRG	Cost of Acquisition of SHRG	Group Total After Acquisition of SHRG
	31-Dec 2006	31-Dec 2006	31-Dec 2006	31-Dec 2006	31-Dec 2006	31-Dec 2006
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
Current assets						
Cash and cash equivalents	5,022	9,201	14,223	-	(8,100)	6,123
Trade and other receivables	733	-	733	-	-	733
Prepayments	180	-	180	-	-	180
Other current assests	248	-	248	-	-	248
	6,183	9,201	15,384	-	(8,100)	7,284
Assets classified as held for sale	7,848	(7,848)	-	-	-	-
Total current assets	14,031	1,353	15,384	-	(8,100)	7,284
Non-current assets						
Property, plant and equipment	586	-	586	5,458	-	6,044
Loans to SHRG vendors	-	-	-	-	5,800	5,800
Intangible assets	77	-	77	1,666	8,100	9,843
Total non-current assets	663	-	663	7,124	13,900	21,687
Total assets	14,694	1,353	16,047	7,124	5,800	28,971
Current liabilities						
Trade and other payables	1,618	-	1,618	7,124	-	8,742
Provisions	295	-	295	-	-	295
	1,913	-	1,913	7,124	-	9,037
Liabilities directly associated with assets classified as held for sale	2,747	(2,747)	-	-	-	-
Total current liabilities	4,660	(2,747)	1,913	7,124	-	9,037
Non-current liabilities						
Provisions	314	-	314	-	-	314
Total non-current liabilities	314	-	314	-	-	314
Total liabilities	4,974	(2,747)	2,227	7,124	-	9,351
Net assets	9,720	4,100	13,820	-	5,800	19,620
Equity						
Issued capital	50,114	-	50,114	-	5,800	55,914
Share option reserve	3,719	-	3,719	-	-	3,719
Accumulated losses	(44,113)	4,100	(40,013)	-	-	(40,013)
Total equity	9,720	4,100	13,820	-	5,800	19,620

AGENIX LIMITED

ABN 58 009 213 754

NOTICE OF GENERAL MEETING

AND

EXPLANATORY MEMORANDUM

DATE OF MEETING
17 APRIL 2007

TIME OF MEETING
10.00AM

PLACE OF MEETING
THE SURVEYORS ROOM
CONRAD TREASURY HOTEL
GEORGE STREET
BRISBANE

AGENIX LIMITED

ABN 58 009 213 754

CHAIRMAN'S LETTER

19 March 2007

Dear Shareholder

On behalf of the Directors, I am pleased to present you with details of the Company's proposed acquisition of two related private companies established in the People's Republic of China and which are engaged in developing a pipeline of bio-pharmaceutical products (**SHRG**).

The most developed product is an anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and is expected to be launched on the Chinese market later in 2007, subject to final approval being obtained from the State Food & Drug Administration of the People's Republic of China.

SHRG also has an existing product pipeline of other proprietary products in pre-clinical development, including another anti-hepatitis B virus drug as well as separate drugs showing efficacy against HIV, colon cancer and liver cancer.

The SHRG acquisition is not expected to be cash flow positive or contribute to profits in the current financial year. However, the Directors believe that the acquisition will become cash flow positive and profitable during the financial year ending 30 June 2008 and will generate increased revenue and profits during subsequent financial years.

Your Directors believe the acquisition is important strategically as it provides access to new products and markets which should give the Company an additional growth platform.

If the acquisition of SHRG proceeds, the current shareholders of SHRG will be issued with shares in the Company of between 8% and 20% (refer to page 11 for further explanation) of the Company's enlarged share capital, following the placements and rights issue described in the Explanatory Memorandum.

The acquisition of SHRG is subject to shareholder approval. This document contains a notice to convene a meeting of the Company to be held on 17 April 2007 to consider the acquisition and an Explanatory Memorandum, which describes the proposed acquisition and gives details of the effect it would have on the Company's capital structure and financial position as well as other business to be considered at the general meeting.

You should carefully consider the contents of the Explanatory Memorandum before deciding how to vote on the resolutions.

Your Directors recommend that you vote in favour of each of the resolutions required to approve the proposed acquisition.

Yours sincerely

Ravi Govindan
Chairman

AGENIX LIMITED
ABN 58 009 213 754

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a general meeting of Agenix Limited ("the Company") will be held at 10:00 am in the Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane on 17 April 2007.

AGENDA

Terms used in this Notice of Meeting have the meaning defined in the Explanatory Memorandum.

The primary purpose of the meeting is to consider related resolutions concerning the proposed acquisition by the Company of all the issued share capital in Shanghai Rui Guang Bio-Pharma Development Co., Ltd (**SHRG**) and Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (**YSY**), each a private company registered in the People's Republic of China (together the **SHRG Acquisition**).

Resolutions 1 to 3 inclusive in this Notice of Meeting are conditional on each other of those resolutions being passed. If any one of resolutions 1, 2 or 3 in this Notice of Meeting is not passed, none of those resolutions will be passed.

RESOLUTION 1
Approval of the SHRG Acquisition and change in scale

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 2 and 3 in this Notice of Meeting, for the purposes of Listing Rule 11.1.2, the change in scale of the Company's activities following the SHRG Acquisition on the terms and conditions described in the Explanatory Memorandum, be and is hereby approved."

[note: a voting exclusion applies to this resolution]

RESOLUTION 2
Approval for the issue of securities exceeding 15% of the Company's issued capital

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 1 and 3 in this Notice of Meeting, for the purposes of Listing Rule 7.1, the issue of the:

- *(a) Completion Securities and the Milestone Options to the SHRG Vendors and the issue of fully paid ordinary shares on the exercise of the Completion Options and the Milestone Options, in each case on the terms and conditions described in the Explanatory Memorandum; and*
- *(b) shares under the Second Placement,*

be and is hereby approved."

[note: a voting exclusion applies to this resolution]

RESOLUTION 3
Grant of options to the senior management team

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to the passage of resolutions 1 and 2 in this Notice of Meeting, for the purposes of Listing Rule 10.11, the issue of 2,932,500 options to the Chief Executive Officer and Managing Director, Mr Neil Leggett be and is hereby approved as a long term incentive under the general conditions of the Employee Option Plan as follows:

- *(a) at an exercise price the greater of $0.30 or 125% of the volume weighted average price of the Company's shares traded on ASX for the 10 trading days prior to 17 April 2007; and*
- *(b) to vest on 17 April 2008 and expire at 5:00 pm on 17 April 2009."*

[note: a voting exclusion applies to this resolution]

RESOLUTION 4
Increase in non-executive Directors' fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 10.17, an increase in the maximum annual Directors' fees payable by the Company to its non-executive Directors from an aggregate of $350,000 to an aggregate of $500,000, to be apportioned amongst the non-executive Directors in the manner they may determine, and as otherwise described in the Explanatory Memorandum, be and is hereby approved."

[note: a voting exclusion applies to this resolution]

RESOLUTION 5
Repeal and adoption of a replacement constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company repeal its constitution and replace it with a constitution in the form tabled by the Chairman at the meeting and initialled by him for identification purposes, with immediate effect."

OTHER BUSINESS
To deal with any other business which may be brought forward in accordance with the Company's Constitution and the Corporations Act 2001 (Cth).

VOTING EXCLUSION STATEMENTS

Resolution 1: (Approval of the SHRG Acquisition and change in scale)
The Company will disregard any votes cast on resolution 1 by:

- Any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed; and
- Any associate of that person.

Resolution 2: (Approval for the issue of securities exceeding 15% of the Company's issued capital)
The Company will disregard any votes cast on resolution 2 by:

- Any person who may participate in the issue of securities being approved; and
- Any associate of those persons.

Resolution 3: (Grant of options to the senior management team)
The Company will disregard any votes cast on resolution 3 by:

- Mr Neil Leggett; and
- Any associate of Mr Neil Leggett.

Resolution 4: (Increase in non-executive Directors' fees)
The Company will disregard any votes cast on resolution 4 by:

- Directors; and
- Any associate of Directors.

Exception to Voting Exclusion Statements
However, the Company will not disregard a vote on any of the above resolutions if:

- it is cast by a person as a proxy, for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy, for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PERSONS ENTITLED TO VOTE
Under regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each member for the purposes of ascertaining their voting entitlements at the general meeting will be as it is recorded in the share register at 7.00pm Brisbane time on 15 April 2007.

Proxies
Votes at the general meeting may be given personally or by proxy, attorney or representative.
A member entitled to attend and vote at the general meeting has the right to appoint no more than two proxies. A proxy need not be a member of the Company.

A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.
If the member appoints two proxies and the appointment does not specify the proportion or the number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies, neither proxy may vote on a show of hands.

A proxy form must be signed by the member or his or her power of attorney who has not received any notice of revocation of the authority. Proxies given by corporations must be signed by a director, company secretary, sole director and sole company secretary or under the hand of a duly authorised officer or attorney.

The proxy form (and any power of attorney under which it is signed) must be received by the Company either by fax on +61 7 3370 6347 or by mail or delivery to the Company's registered office at 7 Durbell Street, Acacia Ridge, Queensland, 4110 no later than 48 hours before the commencement of the meeting, that is by no later than 10.00am Brisbane time on 15 April 2007. Any proxy form received after that time will not be valid for the scheduled meeting.

By order of the Board

Tony Finn
Joint Company Secretary
19 March 2007

EXPLANATORY MEMORANDUM

INTRODUCTION

This Explanatory Memorandum is intended to provide shareholders with sufficient information to assess the merits of the resolutions contained in the accompanying Notice of General Meeting ("**Notice**") of the Company.

Purpose of meeting

The purpose of the meeting is to consider the proposed acquisition by the company of SHRG and YSY, private companies incorporated in the People's Republic of China, to further implement the Company's strategy of broadening its product development pipeline through the acquisition of new candidate programs.

Shareholders should read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

Terms used in this Explanatory Memorandum are defined in the Glossary at the end of this document.

OVERVIEW

Strategy

The Company has previously announced its strategy to rationalise and/or dispose of non core businesses and to invest the funds generated from those sales to broaden its product development pipeline, including through the acquisition of new programs.

During 2006 and 2007, in accordance with that strategy, the Company proceeded with the disposal of the distribution rights and intellectual property of its animal health business and of its human health diagnostics products and related intellectual property.

The SHRG Acquisition will provide the Company with an additional pipeline of bio-pharmaceutical products, including an anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and a development pipeline of other proprietary drugs in pre-clinical development, which include another anti-hepatitis B virus drug and other separate drugs, respectively showing efficacy against HIV, colon cancer and liver cancer.

It is not expected that the SHRG acquisition will be cash flow positive or contribute to profits in the current financial year. However, while the Directors are not able at this time to give any meaningful or reliable estimate of the revenue or profits the SHRG Acquisition may contribute, they believe that the acquisition is important strategically to the Company's future development and that it will become cash flow positive and profitable during the financial year ending 30 June 2008 and will generate increased revenue and profits during subsequent financial years.

Payments

Total consideration for the SHRG Acquisition is up to RMB 100 million ($16.5 million) and, if approved by shareholders, will be completed through a combination of cash payments (totalling $8.1 million) and options to acquire shares subject to the achievement of a number of performance milestones (totalling up to $8.4 million).

Depending on the issue price determined by the applicable formula and the extent to which performance milestones are achieved, the SHRG shareholders will be issued with shares totalling between 8% and 20% (refer to page 11 for further explanation) of the Company's

enlarged share capital, following the placements and rights issue described in this Explanatory Memorandum.

Funding

To fund the initial cash component of the SHRG Acquisition, the Company is conducting the First Placement through the issue of up to 15% of its current share capital.

In addition, the Directors intend to conduct the Rights Issue and the Second Placement to fund further cash amounts required for the SHRG Acquisition and to provide sufficient working capital to develop the opportunities presented by it.

Details of these capital raising activities and their combined effect together with the issue of the Completion Securities and the Milestone Options are set out in the table under the heading 'Capital Raising' on page 12 of this Explanatory Memorandum.

Proposed timetable

The current proposed timetable is set out below. Other than the date of the general meeting and of events which have already occurred, the dates are indicative only and may be varied due to changed circumstances. Accordingly, the Board reserves the right to vary the dates either by shortening or extending them, subject to the Corporations Act and the Listing Rules.

Event	Indicative date
SHRG acquisition announced to ASX	14 February 2007
First Placement - issue of up to 15% of current share capital	late March/early April 2007
Start of 10 trading day period to determine SHRG issue price of Completion Shares	30 March 2007
Lodge rights issue prospectus with ASIC/ASX	10 April 2007
Date for establishing voting entitlements for meeting	15 April 2007
Shareholders' meeting	17 April 2007
Rights issue record date	19 April 2007
Payment to SHRG and issue of shares to SHRG Vendors	20 April 2007
Rights issue opening date	26 April 2007
Rights issue closing date	8 May 2007
Second Placement	before mid July 2007

THE SHRG ACQUISITION

Proposed acquisition

On 14 February 2007, the Company announced to ASX that it had entered into a heads of agreement to acquire a private Chinese bio-pharmaceutical company. That company, SHRG, and its associate company, YSY, will be acquired by Agenix for a total of RMB 100 million ($16.5 million) comprising a combination of cash and the issue of equity in the Company. Milestone Options (described below), which are part of that consideration may be exercised up to five years after completion, subject to the achievement of a number of performance milestones. The Company paid a deposit of RMB 8 million ($1.3 million) on 14 February 2007 which, if the SHRG Acquisition does not proceed, will either be refunded or converted into shares in SHRG at the Company's discretion.

Corporate details

SHRG is a private company established in the People's Republic of China, which is engaged in the research and development of new biological and chemical medical drugs.

YSY is also a private company established in the People's Republic of China, which owns a GMP manufacturing facility for the manufacture of granular products (including tablets), oral solutions, tincture and films.

The shareholdings of both SHRG and YSY are currently being restructured. Following that restructure, there will be a total nine separate vendors in SHRG and YSY.

The Chief Executive Officer of SHRG (Jonathan Zhang Zheng) and Chief Operating Officer (Richard Wang Yuan Zhang) are facilitating that restructure and are authorised by the remaining shareholders in SHRG and YSY respectively to enter into and complete the SHRG Acquisition in accordance with the Principles of Cooperation.

Management

The current SHRG management team has more than 50 years' accumulated biopharma drug development and marketing expertise gained in global pharmaceutical companies.

The Company intends to retain all key SHRG management and in accordance with the terms of the Principles of Cooperation, the Chief Executive Officer (Jonathan Zhang Zheng) and the Chief Operating Officer (Richard Wang Yuan Zhang) will assist the Company to employ these key personnel and to negotiate employment contracts and salary packages comprising base salary, operational and profit based bonuses and options under the Company's current employee share option plan.

In addition, SHRG has an existing scientific advisory board with enormous expertise in infectious and gastrointestinal conditions.

Product pipeline

The most developed of SHRG's product pipeline is its anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and is expected to be market launched in the People's Republic of China later this calendar year, subject to final approval being received from the State Food and Drug Administration of the People's Republic of China.

The Company will also acquire an existing product pipeline of other proprietary products in pre-clinical development, including:

- an additional hepatitis B virus drug
- a drug showing efficacy against HIV
- a drug showing efficacy against colon cancer
- a drug showing efficacy against liver cancer.

Consideration
To acquire all the equity in SHRG and YSY, the Company will pay the SHRG Vendors a total of RMB 100 million ($16.5 million) in cash and shares, comprising:

- RMB 49 million ($8.1 million) in cash; and
- options to acquire Agenix shares valued up to RMB 51 million ($8.4 million) through the issue of options over unissued shares in the Company, which may be exercised up to five years after completion, subject to the achievement of a number of performance milestones (**Milestone Options**). Each Milestone Option expires five years after completion of the SHRG Acquisition if the applicable milestone is not achieved by that time.

The Milestone Options entitle the SHRG Vendors to be issued Agenix shares up to a total value of RMB 51 million, on achieving each applicable milestone below:

Share value	Milestone
RMB 20 million ($3.3 million)	Receipt by SHRG of a grant to the value of RMB 20 million from the government of the PRC, expected in August 2007 (**Government Grant**).
RMB 6 million ($1 million)	Achievement of SHRG's budgeted profit and cash flow during the first 12 months after completion.
RMB 5 million ($826,000)	Achievement of sales of RMB 60 million ($9.9 million) over a period of 12 continuous months.
RMB 5 million (826,000)	Achievement of sales of RMB 100 million ($16.5 million) over a period of 12 continuous months.
RMB 5 million ($826,000)	Achievement of a net profit of RMB 25 million ($4.1 million) over a period of 12 continuous months.
RMB 5 million ($826,000)	Commencement of Phase I trials in PRC for a new anti-infective drug.
RMB 5 million ($826,000)	Commencement of Phase I trials in PRC for a new anti-cancer drug.

Share issue price
On payment of a total exercise price of $1.00 on achievement of each milestone above, the Company must issue Agenix shares to the SHRG Vendors to the applicable value above at a deemed issue price of either the Company's average daily volume weighted share price on ASX for the 10 trading days prior to completion of the milestone (**10 day VWAP**) or $0.16, whichever is the greater. In the case of the first milestone (Government Grant) the deemed issue price must not be greater than $0.30. Other general terms of the Milestone Options are set out in Annexure 1.

The Company and the SHRG Vendors believe that the respective milestones are achievable and that shares to the aggregate value above will be issued. It is in the parties' mutual interest to achieve those milestones, as the value of those shares represents approximately half the total consideration to be paid for the SHRG Acquisition and will generate significant returns for the Company.

A further RMB 35 million ($5.8 million) in shares will be issued to the SHRG Vendors on completion of the SHRG Acquisition (**Completion Shares**) comprising:

- RMB 20 million ($3.3 million) in Agenix shares at $0.16 each; and
- RMB 15 million ($2.5 million) in Agenix shares based on the 10 day VWAP preceding completion of the SHRG Acquisition provided that price is no less than $0.16 and no greater than $0.30, in which case the shares will be issued at $0.16 or $0.30 respectively.

The Company will fund the value of the Completion Shares by a non-cash loan at an annual interest rate of 8% secured over the shares, which the SHRG Vendors must repay on any sale of those shares. The Directors have resolved that the non-cash financial assistance constituted by providing the loan to the SHRG Vendors does not materially prejudice either the interests of the Company or its shareholders or the Company's ability to pay its creditors. Accordingly, shareholder approval for that financial assistance is not being sought.

Completion Options
On completion of the SHRG Acquisition, the Company will grant the SHRG Vendors 15 million options over fully paid unissued shares in the Company as set out below. The options may be exercised at any time during the three year period after vesting (18 April 2010) and will expire automatically if not exercised during that period.

Number	**Exercise Price**	**Exercise Period**
3 million	$0.30	18 April 2010 - 17 April 2013
3 million	$0.40	18 April 2010 - 17 April 2013
3 million	$0.50	18 April 2010 - 17 April 2013
3 million	$0.60	18 April 2010 - 17 April 2013
3 million	$0.70	18 April 2010 - 17 April 2013

The options will not vest:

- unless all shareholder warranties have been satisfied, including warranties concerning accuracy of information provided and title to assets; and
- if the condition above is satisfied, until three years from the date shareholder approval is obtained.

Other general terms of the Completion Options are set out in Annexure 1.

Escrow of Completion Shares and shares issued on exercise of Milestone Options
ASX has informed the Company that it requires the Completion Shares to be escrowed for 12 months.

The Completion Shares will not be released from escrow unless the shareholders' warranties (including warranties of accuracy of information provided and title to assets) in the agreement for the SHRG Acquisition are satisfied and after the 12 month period required by ASX 50 % will continue to be escrowed as follows:

- 30% for a period of two years; and
- the remaining 20% for a period of three years.

Shares issued on exercise of the Milestone Options will be escrowed for a period of six months from issue.

Selling controls and repayment of loan
The SHRG Vendors must give the Company 30 days' notice of their intention to sell any shares issued as set out above and also give the Company an opportunity to find a buyer for those shares. All proceeds from any sale will be first applied towards repayment of the outstanding loan before surplus proceeds (if any) are distributed to the SHRG Vendors.

SHRG Vendors' voting power
If all shareholder warranties are satisfied and all milestones achieved so that the Milestone Options are able to be and are exercised, based on the minimum issue price of $0.16 and the Completion Options are exercised at their respective exercise prices, a maximum of 104,583,333 shares in the Company may be issued to the SHRG Vendors at an aggregate exercise price of $7.5 million (refer to columns 4 and 5 in the capital structure table below on page 12).

A maximum of 510,189,358 shares would be on issue by the Company, after the issue of those 104,583,333 shares to the SHRG Vendors combined with the maximum number of shares that may be issued under the First Placement, the Rights Issue and the Second Placement, assuming that no options are exercised other than by the SHRG Vendors as described above. Completion Shares will be issued to the SHRG Vendors after the Rights Issue record date and will not participate in the Rights Issue.

On that basis, the SHRG Vendors' maximum voting power in the Company would be 20.50%. If the Company issues less than the maximum number of shares under the Rights Issue and the Second Placement or the Second Placement is comprised wholly or partly by non voting equity securities, the SHRG Vendors' voting power may exceed 20.50%, if all 104,583,333 shares were issued to the SHRG Vendors. However, the Directors expect that Agenix share price movements may result in fewer shares being issued to the SHRG Vendors which would counterbalance the effect of any shortfall in those other issues such that the SHRG Vendors' voting power is likely to remain below 20%.

The calculations of voting power above assumes that the SHRG Vendors are 'associates' for the purposes of the takeover provisions in the Corporations Act. Accordingly, voting power is aggregated as though controlled by a single shareholder. However, there are nine separate vendors and, as the Company understands that they are unlikely to be associates, that each individual SHRG Vendor will have less voting power in the Company than set out above.

Accordingly, shareholder approval for the SHRG Vendors to hold voting power of more than 20% in the Company in accordance with section 611 item 7 of the Corporations Act is not being sought at this meeting. If the SHRG Vendors' voting power would exceed 20% by the issue of any shares, the Company will not issue those shares until it has first obtained shareholder approval for that issue.

If, as a result of the exercise of any Milestone Option, the SHRG Vendors would have voting power in the Company exceeding 20%, Agenix will not issue those shares without first receiving shareholder approval for such issue at a general meeting in accordance with the Corporations Act and Listing Rules.

FINANCIAL EFFECT OF THE SHRG ACQUISITION

Financial performance

SHRG's most developed anti-hepatitis B virus drug is not expected to be launched on the Chinese market until the second half of the 2007 calendar year. As a result the SHRG acquisition is not expected to be cash flow positive or contribute to profits in the financial year ending 30 June 2007.

Along with increased development expenditure on the other potential products in the SHRG pipe-line, including the separate drugs respectively showing efficacy against HIV, colon cancer and liver cancer, it is not expected that the SHRG Acquisition will become cash flow positive or profitable until the financial year ending 30 June 2008.

While the Directors are not able at this time to give any meaningful or reliable estimate of the revenue or profits the SHRG Acquisition may contribute to the Company, they believe that the acquisition is important strategically to the Company's future development.

Financial position

The effect of the SHRG Acquisition on the Company's financial position is set out in the Proforma Balance Sheet in Annexure 2 to this Explanatory Memorandum, based on the Company's financial statements as at 31 December 2006 published in its Appendix 4D (announced to ASX on 27 February 2007).

CAPITAL RAISING

The Company is conducting the First Placement by issuing up to 15% of its current issued capital to fund the initial cash component of the SHRG Acquisition.

The Directors have also resolved to fund the SHRG Acquisition through the issue of the Completion Securities, the Milestone Options, the Rights Issue and the Second Placement.

The effect of those issues on the Company's capital structure is shown in the table below.

Issued shares and options

	Column 1	Column 2	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8	Column 9
	Currently on Issue	To Be Issued (As Previously Approved By Shareholders)	First Placement	Completion Securities	Milestone Options	Rights Issue	Second Placement	Grant of Options to The Senior Management Team	Total
Shares	212,595,820	-	31,889,000	36,458,333	-	61,121,205	100,000,000	-	442,064,358
Options	12,524,450	1,000,000	-	15,000,000	53,125,000	20,373,735	-	8,000,000	110,023,185

Notes:
1) Assumes that no options are exercised after the date of this Notice
2) Assumes that the First Placement comprises the full 15% of shares permitted to be issued
3) Assumes that all Completion Shares are issued at the minimum price of $0.16
4) Refer to table below for more specific details of the options in the table above

Historical share price

The Company's share price performance on ASX over the previous three months, based on the closing price, is as follows:

	High	Low	Last
Price	$0.165	$0.110	$0.115
Date	10 January 2007	8 March 2007	13 March 2007

Option issue	Option category	Number of options	Grant date	Vesting date	Expiry date	Exercise price $
Options on issue						
OP7	Employee options	1,029,200	20 July 2001	19 July 2003	20 July 2007	0.3228
OP8	Employee options	472,500	14 March 2003	25 July 2004	25 July 2008	0.3328
O10	Employee options	857,500	6 October 2003	21 July 2005	21 July 2009	0.4128
O13	Employee options	30,000	1 February 2004	31 January 2006	31 January 2010	0.7028
O15	Options	250,000	27 December 2002	22 September 2004	22 September 2009	0.3928
O16	Employee options	990,750	21 September 2004	21 July 2006	21 July 2010	0.6728
O17	Employee options	1,250,000	18 November 2004	18 November 2006	18 November 2010	0.5428
O18	Employee options	1,395,750	31 August 2005	21 July 2007	21 July 2011	0.2928
O19	Options	200,000	1 January 2006	1 January 2006	1 January 2012	0.4000
O20	Employee options	1,548,750	31 August 2006	21 July 2008	21 July 2012	0.2200
O21A	Employee options	3,000,000	20 November 2006	15 December 2008	15 December 2011	0.5300
O21B[a]	Employee options	1,000,000	20 November 2006	15 December 2008	15 December 2011	0.5300
O22	Employee options	500,000	20 November 2006	21 July 2008	21 July 2012	0.2500
		12,524,450				
Options approved by shareholders, but are yet to be issued						
NL1[b]	Employee options	500,000	20 November 2006	21 July 2009	21 July 2013	tba
NL2[b]	Employee options	500,000	20 November 2006	21 July 2010	21 July 2014	tba
		1,000,000				
Options to be issued to SHRG Vendor's as part of the SHRG acquistion						
SH1	Milestone options	53,125,000	Milestone achievement	Milestone achievement	20 April 2012	0.0000
SH2	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.3000
SH3	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.4000
SH4	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.5000
SH5	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.6000
SH6	Completion options	3,000,000	17 April 2007	17 April 2010	17 April 2013	0.7000
		68,125,000				
Options to be issued to shareholders particpating in 1:4 rights issue						
RI1	Rights issue options	20,373,735	8 May 2007	8 May 2007	30 June 2011	tba
		20,373,735				
Options for approval of shareholders within Resolution 3 of this Notice of Meeting						
NL3[c]	Employee options	2,935,500	17 April 2007	17 April 2008	17 April 2009	tba
		2,935,500				
Options to be issued to the senior management team						
GI1[d]	Employee options	5,064,500	17 April 2007	17 April 2008	17 April 2009	tba
		5,064,500				
		110,023,185				

Notes:

a) Options approved and issued to Mr Neil Leggett on 20 November 2006. These options only vest if the Company's average closing share price is greater than $1.26 for a continuous 3 month period prior to the end of the term of Mr Leggett's employment contract on 15 December 2008.

b) Options approved by shareholders for issue to Mr Neil Leggett on 21 July 2007 and 21 July 2008 in conjunction with the annual Employee Option Plan. The exercise price under the plan rules is the average closing price of Agenix fully paid ordinary shares for the 20 trading days prior to 21 July each year.

c) Options to be issued to Mr Neil Leggett, subject to shareholder approval in accordance with resolution 3 of this Notice.

d) Options to be issued to Agenix senior management under the Employee Option Plan as outlined for resolution 3 in this Explanatory Memorandum.

RESOLUTION 1
Approval of the SHRG Acquisition and change in scale

The Company's continuing principal focus is to build and develop a pipeline of therapeutic protein/monoclonal antibody-based products, including its lead candidate ThromboView®, or products developed from other therapeutic agents.

During the previous 15 months the Company has been implementing its announced strategy to dispose of non core activities and invest the proceeds to broaden its product development pipeline, including through the acquisition of new programmes.

During 2006 and 2007, the company disposed of the distribution rights and intellectual property of its animal health business for approximately $10 million in total (announced to ASX on 7 April 2006), its laboratory based human health diagnostic products for $3.5 million (announced to ASX on 16 November 2006) and its point of care human health diagnostic products for $3.9 million (announced to ASX on 5 March 2007).

If the SHRG Acquisition proceeds, the scale of the Company's activities will be expanded from a company with an operational base in Australia, to a company with significant activities in the People's Republic of China and a platform for growth there and in neighbouring countries.

For the half-year ended 31 December 2006, the Company's revenues and net loss after tax were approximately $4.6 million and $4.7 million respectively and its net assets were approximately $9.7 million.

To fund the SHRG Acquisition, the Company intends to issue shares to the SHRG Vendors and raise capital through the issue of equity.

Refer to the overview above for details of the Company's capital structure and balance sheet before and after the SHRG Acquisition.

The SHRG Acquisition is therefore significant, both in terms of its relative size and impact on the Company's future direction and development. Because the SHRG Acquisition will result in a significant change to the scale of the Company's activities, shareholder approval is being sought as required under Listing Rule 11.1.2.

RESOLUTION 2
Approval for the issue of securities exceeding 15% of the Company's issued capital

Subject to certain exceptions, Listing Rule 7.1 requires the Company to obtain shareholder approval to issue any equity securities if that issue exceeds the number determined by the formula in the rule, which is approximately 15% of the number of fully paid ordinary securities on issue at the commencement of each rolling 12 month period.

The Rights Issue is permitted as an exception to that rule (refer to exception 1 Listing Rule 7.2). Accordingly, shareholder approval for the issue of shares under the Rights Issue is not required and is not being sought.

Details of the Completion Securities and the Milestone Options are set out in the overview above describing the SHRG Acquisition. The effect of those issues and of the First Placement, the Rights Issue and the Second Placement are contained in the capital structure table in the overview above.

The following information is provided in accordance with the requirements of Listing Rule 7.3, in relation to the proposed issue of Completion Securities and Milestone Options and shares under the Second Placement:

Allottee and number of shares to be issued: • **SHRG Vendors** (nine separate vendors) • **Institutional and sophisticated investors**	Completion Shares, Completion Options and Milestone Options (maximum of 104,583,333 shares). Second Placement (*up to* 100,000,000 shares).
Date of issue:	The securities will be allotted and issued no later than three months after the date of the general meeting.
Issue price: • **SHRG Vendors** • **Institutional and sophisticated investors**	**Completion Shares**: the greater of $0.16 or the average daily volume weighted share price on ASX for the 10 trading days (**10 day VWAP**) prior to the general meeting. **Milestone Options**: Exercise price of each Milestone Option is $1.00 in total for the issue of that number of shares determined by dividing the relevant milestone value by the greater of $0.16 or the 10 day VWAP prior to completion of the milestone, *other than* the receipt of the Government Grant where the maximum deemed issue price is $0.30. **Completion Options**: shares will be issued on exercise of Completion Options at between $0.30 and $0.70 as set out in the overview in this Explanatory Memorandum. **Second Placement**: The issue price will be determined in accordance with the Listing Rules which require that the issue price to be based on the Company's share price at the time of the placement, with a discount less than 20% of the 5 day VWAP prior to the issue.
Terms of the securities:	*Fully paid* ordinary shares in the Company that rank *pari passu* and form one class with all other ordinary shares of the Company.
Intended use of the funds raised:	Fund the SHRG Acquisition and for working capital.
Allotment date	Allotment will occur progressively from the date of the general meeting for up to three months after that date. Completion Shares, Completion Options and Milestone Options will be issued to complete the SHRG Acquisition as soon as practicable after the date of the general meeting. Shares will be issued on exercise of the Completion Options as up to 2013 and on exercise of Milestone Options over two years or a longer period, *in* accordance with their terms. Shares will be issued under the Second Placement no later than three months after the date of the general meeting.

RESOLUTION 3
Grant of options to the senior management team

Shareholders last approved the Company's Employee Option Plan on 8 June 2001 and there are now approximately 12.5 million unexercised options outstanding under that plan. Currently, the exercise price of these options range from $0.2200 to $0.7028, with the weighted average exercise price being $0.4297 (refer to the table in the overview above describing the SHRG Acquisition for details of the Company's capital structure and outstanding options). The Directors have reviewed the options previously issued in accordance with the plan's rules and have concluded that the historical pricing for these options held by the Company's employees does not now provide an adequate long term incentive, given the Company's share price performance over the last 12 – 24 months.

The Directors have approved a once-off issue of options to senior management under the existing provisions in the Employee Option Plan. This once-off issue is intended to realign the long term interests of shareholders with that of the senior management team. Under this grant, up to six million options will be granted to senior management with an exercise price based on the higher of $0.30 or 125% of the weighted average Agenix share price, as traded on ASX, for the 10 trading days prior to 17 April 2007. The options will vest on 17 April 2008 and expire on 17 April 2009, if not exercised in that period.

The Board has recommended that the Chief Executive Officer and Managing Director, Mr Neil Leggett participate in the option issue. Accordingly, the Company is seeking shareholder approval for the issue of 2,932,500 options to Mr Leggett under the same terms as mentioned above as required by Listing Rule 10.11 to be issued as soon as practicable after completion of the SHRG Acquisition and no later than one month after the date of the general meeting.

Funds received on exercise of these options will be used for working capital purposes.

RESOLUTION 4
Increase in non-executive Directors' fees

The current $350,000 aggregate limit for Directors' fees was approved by shareholders at the Annual General Meeting held on 28 November 2003. At that time, Agenix had three Directors being compensated by way of Directors' fees. The Board was expanded with the appointment of Dr Andre Lamotte on 28 September 2005, so that four Directors' are now compensated by way of Directors' fees. The SHRG Acquisition may also result in the number of Directors being increased through the appointment of one of the SHRG directors to the Board.

In view of the larger Board, the Directors propose to increase the current aggregate annual limit for Directors' fees to $500,000.

Listing Rule 10.17 requires the approval of ordinary shareholders of an entity for any increase in the aggregate amount of Directors' fees payable by it. It is proposed to increase the maximum annual fees that may be paid from $350,000 in aggregate to $500,000 in aggregate to give the Company flexibility to attract and retain appropriate Directors as required from time to time.

RESOLUTION 5
Repeal and adoption of a replacement constitution

Since the Company adopted its current constitution there have been a number of changes to company law, particularly from 1998 and later. So that the Company's constitution is consistent with the Corporations Act 2001, the directors have determined to recommend that shareholders repeal the current constitution and adopt a replacement constitution.

A special resolution (a majority of 75% or more) is required to amend the Company's constitution, including this proposed repeal and replacement.

The following is a summary of the material provisions of the replacement constitution. The summary is not exhaustive and is not a definitive statement of the rights and liabilities of shareholders of the Company. A full copy of the current and proposed replacement constitution is available for no charge on request from the Company.

General

The rights and liabilities attaching to fully paid ordinary shares in the Company are set out in the replacement constitution and are regulated by the Corporations Act, general law and the Listing Rules and the ASX Settlement and Transfer Corporation (**ASTC**) Settlement Rules. Set out below is a summary of the principal rights and liabilities attaching to shares.

Voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares, at a general meeting, every shareholder present in person or by proxy, representative or attorney has one vote on a show of hands and on a poll, one vote for each fully paid share. Where a share is jointly held, only one of the joint holders may vote.
The holder of partly paid shares (if the Company issues such shares) has a vote in respect of the share on a poll in the same proportion that the amount paid (excluding any amount paid or credited as paid in advance of a call) on the share bears to the total issue price of the share. A shareholder is not entitled to vote at a general meeting unless all calls and other sums presently payable by the shareholder in respect of a share have been paid.

Forfeiture after failure to pay calls on partly paid shares

If a shareholder fails to pay a call or another amount that is payable on partly paid shares on the due date, then after notification, and before payment, the directors may resolve that the shareholder has forfeited those shares. A forfeited share shall be deemed to be the property of the Company, and subject to the Listing Rules and the ASTC Settlement Rules (if applicable), may be sold or otherwise disposed of on such terms and in such manner as the directors think fit.

General meeting and notices

Each shareholder will be entitled to receive notice of and attend and vote at the Company's general meetings and to receive all notices, accounts and other documents required to be sent to shareholders under the constitution, the Corporations Act or (if applicable) the Listing Rules.

Dividends

Subject to the Corporations Act and the rights of persons (if any) entitled to shares with special rights to dividends, the Company's profits which the directors determine to distribute by way of dividends are divisible amongst the holders of shares in proportion to the amounts paid (excluding any amount paid or credited as paid in advance of a call) on the shares.

Variation of class rights

At present, the Company only has ordinary shares on issue and has no current plans to create further classes of shares. The rights and restrictions attaching to a class of the Company's shares can only be altered with the consent of a special resolution passed at a separate meeting of the holders of that class of shares by 75% of those holders, who being entitled to do so, vote at that meeting or with the written consent of members with at least 75% of votes in the class.

Further issues of shares and options

The directors may, subject to the Corporations Act, the Listing Rules (if applicable) or any special rights conferred on the holders of any share or class of shares, issue or dispose of shares or grant options over shares to any person at any time and on any terms and conditions as they think fit.

Pre-emptive rights

Holders of shares do not have any pre-emptive rights under the constitution. Under the Listing Rules, certain restrictions apply to a listed company offering its shares otherwise than pro rata among shareholders.

Winding up

Subject to the rights of holders of shares issued on special terms and conditions, on a winding up of the Company, the liquidator may, with the sanction of a special resolution of the Company, divide among the shareholders in kind the whole or any part of the Company's property.
The liquidator may set such value as it deems fair on any property to be so divided and may determine how the division is to be carried out as between shareholders or different classes of shareholders.

Small holdings

Subject to the Listing Rules and ASTC Settlement Rules (if applicable), the Company may sell shares of a shareholder who holds less than a marketable parcel of shares.

Buy backs

Subject to applicable laws, in particular the Corporations Act and the Listing Rules (if applicable), the Company may buy back shares on such terms and conditions as the Board may determine from time to time.

Transfer of shares

Subject to the Listing Rules (if applicable) and the constitution, shares are transferable in accordance with CHESS (for CHESS approved securities), by instrument in writing in any usual or common form or in any other form that the directors approve. The directors may, subject to the requirements of the Listing Rules, request ASTC to apply a holding lock to prevent a transfer of shares in the Company.

Directors

The minimum number of directors is three and the maximum seven. The Board may appoint additional directors subject to the number of directors not being more than the permitted maximum of seven. The directors may not reduce the number below the number of directors in office at the time of the reduction. At each annual general meeting of the Company, one-third of the directors (or if the number of directors is not a multiple of three, then the number

nearest one-third) and any other director who has held office for three years or more must retire from office. The managing director is exempted from retirement by rotation. A director retiring by rotation is eligible for re-election.

Indemnities and insurance

The Company must, to the extent permitted by law and subject to the Corporations Act, indemnify current and past directors, secretaries and executive officers of the Company and of any subsidiary of the Company against any liability incurred by the person acting in that capacity and against all legal costs incurred in connection with proceedings in which the person becomes involved because of that capacity. The Company may pay the premium on a policy of insurance in respect of a person who is or has been an officer of the Company to the full extent permitted by the Corporations Act.

Amendment of the constitution

The Corporations Act provides that the constitution of a company may be modified or repealed by a special resolution passed by the members of the Company.
The replacement constitution does not impose any further requirements to be complied with to effect a modification of the constitution, or to repeal it.

Proportional takeover provisions

The Company is prohibited from registering a transfer giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid (being an off-market bid for a specific proportion of a class of shares) unless and until an ordinary resolution approving the proportional takeover bid is passed by the holders of the bid class shares. In accordance with the Corporations Act, the proportional takeover provisions will automatically cease to have effect on the third anniversary of the date of the adoption of the replacement constitution or as of the most recent renewal term, but can be renewed by the Company in general meeting.

Reasons for proportional takeover provisions

A proportional takeover is a bid to buy a specified portion of each shareholder's shares. Without the proposed provision, a proportional takeover bid for the Company might enable a bidder to obtain control of the Company without shareholders having an opportunity to sell all their shares.

The provision gives shareholders the opportunity to decide whether a proportional takeover bid should proceed. If a meeting of shareholders approves such a bid, individual shareholders can make separate decisions as to whether or not they wish to accept that bid for the specified proportion of their shares.

Potential advantages and disadvantages

The proposed provision is advantageous as it gives shareholders a mechanism to decide whether any proportional takeover bid should proceed or not.
The provisions will ensure that all shareholders have the opportunity to consider a proportional takeover bid and vote on whether it should be permitted to proceed. This should ensure that any future proportional takeover bid is structured to be attractive to a majority of independent shareholders.

However, it may be argued the takeover approval provisions make a proportional takeover more difficult to achieve and therefore proportional bids will be discouraged. This in turn, may reduce opportunities that shareholders may have to sell shares in the Company at an attractive price to persons seeking control of the Company and may therefore eliminate any element of takeover speculation from the Company's share price.

It may also be argued that the provisions constitute an additional restriction on the ability of shareholders to deal freely with their shares.

There is no specific advantage or disadvantage for directors (in their capacity as directors of the Company) of the proportional takeover provision.

Directors recommendations

Resolutions 1 to 3
Each Director is of the opinion that the SHRG Acquisition is in the best interests of the Company and its shareholders and accordingly recommends that shareholders vote in favour of resolutions 1 and 2.

Each Director (other than Mr Neil Leggett) recommends that shareholders vote in favour of resolution 3. Due to his personal interest in resolution 3, Mr Leggett makes no recommendation in relation to that resolution.

Resolution 4
However, due to their personal interest in resolution 4, the Directors make no recommendation in relation to that resolution.

Resolution 5
Each Director recommends that shareholders vote in favour of resolution 5.

GLOSSARY

ASX means ASX Limited or the licensed marked operated by it, as the context requires.

Completion Options means the five separate tranches of three million options each (15 million in aggregate) over unissued shares in the Company and which vest in three years from completion of the SHRG Acquisition and may be exercised at any time during the three years following vesting. Further details of the Completion Options are set out in the Explanatory Memorandum.

Completion Securities means the Completion Shares and the Completion Options.

Completion Shares means fully paid ordinary shares in the Company to an aggregate value of RMB 35 million ($5.8 million) comprising shares to the value of:

(a) $3.3 million at $0.16 each; and

(b) $2.5 million at the volume weighted average price of the Company shares over the 10 trading days prior to the date of obtaining shareholder approval, provided that price is not less than $0.16 nor greater than $0.30.

First Placement means the issue of up to 15% of the Company's current share capital.

Milestone Options means those options to be granted to the SHRG Vendors:

(a) at a total exercise price of $1.00 each option issue;

(b) exercisable on achievement of the applicable milestone; and

(c) on exercise the Company must issue the SHRG Vendors with fully paid ordinary shares to the value as determined by the price calculated as set out in the table contained in the overview to the SHRG Acquisition in this Explanatory Memorandum.

Principles of Cooperation means the agreement dated 13 February 2007 for the acquisition by the Company of all the equity in SHRG and YSY, between the Company and the SHRG Vendors.

PRC means the People's Republic of China.

Qualifying Shareholder means a shareholder recorded on the Company's register of members on the Rights Issue record date.

Rights Issue means the 1:4 pro rata offer to Qualifying Shareholders and a 'top up' facility under which Qualifying Shareholders may apply for any number of shares in addition to their entitlement, subject to scale back in the Company's discretion if the aggregate number of applications under the 'top up' facility exceeds the shortfall of acceptances from Qualifying Shareholders. The pro rata offer will include 1 attaching option for every 3 new shares applied for, with an exercise price of $0.30 and an expiry date of 30 June 2011.

Second Placement means the issue of up to 100 million fully paid ordinary shares or combination of equity securities which on conversion or exercise equal to 100 million fully paid ordinary shares, within 90 days from the date of the general meeting at an issue price determined in accordance with the ASX Listing Rules which require that price to be based on the Company's share price at the time of the issue, with a discount less than 20% to the 5 day average share price prior to the issue.

SHRG Acquisition means the acquisition by the Company of SHRG and YSY in accordance with the terms of the Principles of Cooperation.

SHRG means Shanghai Rui Guang Bio-Pharma Development Co., Ltd (registration number 3101152026502), a private company registered in the People's Republic of China.

SHRG Vendors means the *shareholders* of SHRG and YSY respectively who are selling their equity in those companies and transferring the full legal and *beneficial* ownership of all equity in each entity to the Company.

YSY means Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd (registration number 3102251014127), a private company registered in the People's Republic of China.

Annexure 1

Terms and conditions of Completion Options and Milestone Options

In addition to the particular terms set out in the Explanatory Memorandum, in relation to the Completion Options on page 10 and the Milestone Options on page 9, the following general terms apply:

Entitlement

1 Subject to adjustment in accordance with these terms and conditions, the holder is entitled to subscribe for the allotment and issue of the number of fully paid ordinary shares in the Company upon payment of the Exercise Price:

Completion Option	One.
Milestone Option	That number calculated by dividing the applicable share value by the deemed issue price determined in accordance with the 10 day VWAP, in each case as set out in the table on page 9 of the Explanatory Memorandum.

Exercise Price

2 The Exercise Price of each Completion Option is as set out in the table on page 10 of the Explanatory Memorandum.

3 The Exercise Price of each Milestone Option is $1.00 in total.

Exercise Period

4 Each Completion Option is exercisable at any time after the date of grant and on or before 5pm on the applicable date set out in the table on page 10 of the Explanatory Memorandum. (**Expiry Date**)

5 Each Milestone Option is exercisable at any time after the date the applicable milestone is achieved and will expire if the relevant milestone is not achieved within five years after completion of the SHRG Acquisition. (**Expiry Date**)

6 The Company will at least 10 Business Days before the Expiry Date send a notice to the holder stating the name of the holder, the number of options held and the number of securities to be issued on exercise of the option, the exercise price, the due date for payment and the consequences of non-payment. Options not exercised by the Expiry Date lapse.

Option certificate

7 A certificate will be issued for each Completion Option. If there is more than one Completion Option on a certificate and prior to the Expiry Date those options are exercised in part, the Company will issue another certificate for the balance of the options held and not yet exercised.

8 No certificate will be issued for the Milestone Options.

Manner of exercise of options

9 Each option may be exercised by giving written notice to the Company at its registered office accompanied by the option certificate and payment of the required Exercise Price. All cheques must be payable to the Company and be crossed not negotiable.

10 The holder may not exercise less than 100,000 Completion Options at any one time, unless the Option holder has less than 100,000 Completion Options, in which case the holder must exercise all those options together.

Timing of issue of shares

11 After a option is validly exercised, the Company must:

11.1 issue and allot the shares within 10 Business Days of the exercise of the option; and

11.2 subject to the securities of the Company being listed on ASX and to any restrictions imposed on the options or shares issued upon exercise of the options either as set out in the Explanatory Memorandum or under the ASX Listing Rules, do all such acts matters and things to obtain the grant of quotation for the shares on ASX no later than 3 business days after the date of issue and allotment of the shares.

Ranking of shares

12 Shares issued on the exercise of options will rank equally with all existing shares on and from the date of issue in all respects.

Options transferable

13 Completion Options may be transferred in the same manner as shares in the Company unless either classified as restricted securities under the ASX Listing Rules or escrowed as set out on page 10 of the Explanatory Memorandum and may be exercised by any other person or body corporate.

14 Milestone Options cannot be transferred.

Participation in new issues

15 An option holder cannot participate in new issues of securities to holders of shares unless:

15.1 the option has been exercised; and

15.2 a share has been issued in respect of the exercise before the record date for determining entitlements to the new issue.

16 The Company must give notice to the holder of any new issue not less than 10 Business Days before the record date for determining entitlements to the issue.

Adjustment for bonus issues of shares

17 If the Company makes a bonus issue of shares or other securities to existing shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

17.1 the number of shares which must be issued on the exercise of a Milestone Option will not change;

17.2 the number of shares which must be issued on the exercise of a Completion Option will be increased by the number of shares which the holder would have received if the holder had exercised the Completion Option before the record date for the bonus issue; and

17.3 no change will be made to the Exercise Price.

Adjustment for rights issue

18 If the Company makes an issue of shares pro rata to existing shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the exercise price of a Completion Option will be reduced according to the following formula:

$$\text{New exercise price} = O - \frac{E[P-(S+D)]}{N+1}$$

where

O	=	the old exercise price of the Completion Option.
E	=	the number of underlying shares into which one Completion Option is exercisable.
P	=	the average market price per share (weighted by reference to volume) of the underlying shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
S	=	the subscription price of a share under the pro rata issue.
D	=	the dividend due but not yet paid on the existing underlying shares (except those to be issued under the pro rata issue).
N	=	the number of shares with rights or entitlements that must be held to receive a right to one new share.

Reconstructions

19 If there is any reconstruction of the issued share capital of the Company, the number of shares to which the holder is entitled, and/or the exercise price, must be reconstructed in a manner which will not result in any benefits being conferred on the holder which are not conferred on shareholders (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital), but in all other respects, the terms for the exercise of an option will remain unchanged.

Annexure 2

AGENIX LIMITED
PROFORMA BALANCE SHEET AS AT 31 DECEMBER 2006

Chinese acquisition numbers shown as at acquisition date

		Medical Diagnostic Disposal		SHRG Acquisition		
	Per Appendix 4D	Effect of the Medical Diagnostic Disposal	After Medical Diagnostic Disposal	Acquisition of SHRG	Cost of Acquisition of SHRG	Group Total After Acquisition of SHRG
	31-Dec 2006 $ 000	31-Dec 2006 $ 000	31-Dec 2006 $ 000	31-Dec 2006 $ 000	31-Dec 2006 $ 000	31-Dec 2006 $ 000
Current assets						
Cash and cash equivalents	5,022	9,201	14,223	-	(8,100)	6,123
Trade and other receivables	733	-	733	-	-	733
Prepayments	180	-	180	-	-	180
Other current assests	248	-	248	-	-	248
	6,183	9,201	15,384	-	(8,100)	7,284
Assets classified as held for sale	7,848	(7,848)	-	-	-	-
Total current assets	14,031	1,353	15,384	-	(8,100)	7,284
Non-current assets						
Property, plant and equipment	586	-	586	5,458	-	6,044
Loans to SHRG vendors	-	-	-	-	5,800	5,800
Intangible assets	77	-	77	1,666	8,100	9,843
Total non-current assets	663	-	663	7,124	13,900	21,687
Total assets	14,694	1,353	16,047	7,124	5,800	28,971
Current liabilities						
Trade and other payables	1,618	-	1,618	7,124	-	8,742
Provisions	295	-	295	-	-	295
	1,913	-	1,913	7,124	-	9,037
Liabilities directly associated with assets classified as held for sale	2,747	(2,747)	-	-	-	-
Total current liabilities	4,660	(2,747)	1,913	7,124	-	9,037
Non-current liabilities						
Provisions	314	-	314	-	-	314
Total non-current liabilities	314	-	314	-	-	314
Total liabilities	4,974	(2,747)	2,227	7,124	-	9,351
Net assets	9,720	4,100	13,820	-	5,800	19,620
Equity						
Issued capital	50,114	-	50,114	-	5,800	55,914
Share option reserve	3,719	-	3,719	-	-	3,719
Accumulated losses	(44,113)	4,100	(40,013)	-	-	(40,013)
Total equity	9,720	4,100	13,820	-	5,800	19,620

Agenix Limited

ABN 58 009 213 754

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3237 2152
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

000001
000
AGX
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I N D

Appointment of Proxy

I/We being a member/s of Agenix Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Extraordinary General Meeting of Agenix Limited to be held at The Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane on Tuesday, 17 April 2007 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	Approval of the SHRG Acquisition and change in scale			
2.	Approval for the issue of securities exceeding 15% of the Company's issued capital			
3.	Grant of options to the senior management team			
4.	Increase in non-executive Directors' fee			
5.	Repeal and adoption of a replacement constitution			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name | Contact Daytime Telephone | Date / /

AGX 1 P R +

AGX_WIP_122456/000001/000001/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Tuesday, 17 April 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

END

Documents may be lodged:

IN PERSON	Registered Office - 7 Durbell Street, ACACIA RIDGE QLD 4110 AUSTRALIA Share Registry - Computershare Investor Services Pty Limited, Level 19, 307 Queen Street, Brisbane QLD 4000 Australia
BY MAIL	Registered Office - 7 Durbell Street, ACACIA RIDGE QLD 4110 AUSTRALIA Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 7 3237 2152